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July 24, 2017	Jacob C. Tiedt Associate +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jaea Hahn, Esq. Senior Counsel

Re:	Touchstone Strategic Trust (“TST”),
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
(File No. 333-218331);
Touchstone Funds Group Trust (“TFGT”),
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
(File No. 333-218333)

To the Commission:

On behalf of TST and TFGT (each, a “Registrant” and collectively, the “Registrants”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 21, 2017 with respect to Pre-Effective Amendment No. 1 to each Registrant’s Registration Statement on Form N-14 filed on July 20, 2017 (each, a “Registration Statement”) in connection with the proposed reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each Target Fund set forth in the table below into the corresponding Acquiring Fund:

Target Fund	Acquiring Fund
Sentinel Government Securities Fund	Touchstone Active Bond Fund, a series of TFGT
Sentinel Total Return Bond Fund	Touchstone Active Bond Fund, a series of TFGT
Sentinel Low Duration Bond Fund	Touchstone Ultra Short Duration Fixed Income Fund, a series of TFGT
Sentinel Multi-Asset Income Fund	Touchstone Flexible Income Fund, a series of TST
Sentinel Sustainable Core Opportunities Fund	Touchstone Sustainability and Impact Equity Fund, a series of TST
Sentinel Balanced Fund	Touchstone Balanced Fund, a newly created series of TST
Sentinel Common Stock Fund	Touchstone Large Cap Focused Fund, a newly created series of TST
Sentinel International Equity Fund	Touchstone International Equity Fund, a newly created series of TST
Sentinel Small Company Fund	Touchstone Small Company Fund, a newly created series of TST

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
July 24, 2017

Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. All page references refer to the Joint Proxy Statement/Prospectus included in the Registration Statement.

Set forth below are the staff’s comments and the Registrants’ responses. Each Registrant is filing Pre-Effective Amendment No. 2 to its Registration Statement concurrently herewith to address the comments of the staff and to complete all missing information.

Accounting Comments

Comment (1)      In the fee table on pages 7–9, there are references to footnote 4 in both the Acquiring Fund historical column and the Acquiring Fund pro forma column. Consider whether footnote 4 (or its equivalent elsewhere in the filing) should be removed from the pro forma column.

Response:      The Registrants have revised the disclosure to remove references to footnote 4 (or its equivalent) from the pro forma column in each fee table.

Comment (2)     The last sentence of footnote 6 on page 10 reads: “Fees waived and expenses reimbursed by Sentinel prior to the closing of the Reorganization may not be recouped by Sentinel or Touchstone Advisors following the closing of the Reorganization.” A statement to this effect appears in the footnotes to the fee table in each Reorganization synopsis, but the wording is slightly different. Please explain supplementally why there are differences in the language, or revise the disclosure to be uniform.

Response:      The Registrants have revised the disclosure to ensure a consistent presentation.

Comment (3)      Please revise the disclosure to explain how “other expenses” for Class T shares of the Target Funds were estimated.

Response:      The Registrants have made the requested change.

Comment (4)      The introduction to the expense example on page 10 states that the example assumes that the expense limitation agreement for the Target Fund is no longer in place, that the expense limitation for the Acquiring Fund will remain in place for one year and the expense limitation for the Acquiring Fund pro forma is in place for two years. Please revise the presentation of the expense examples to reflect the expense limitations in place for Class T shares of the Target Funds.

Response:      The Registrants have made the requested change.

U.S. Securities and Exchange Commission
July 24, 2017

Comment (5)      Please revise the waivers and expense limitations in the fee tables and/or amounts in the corresponding expense example to provide a consistent presentation.

Response:      The Registrants have made the requested change.

Comment (6)     In the Statement of Additional Information included in the Registration Statement for TFGT, please consider moving references to footnote E in the Pro Forma Portfolio of Investments for the Reorganization of the Sentinel Low Duration Bond Fund into the Touchstone Ultra Short Fixed Income Fund to the Target Fund column.

Response:      TFGT has revised the disclosure in response to the staff’s comment.

Legal Comments

Comment (7)     If applicable, please revise the disclosure to indicate that Sentinel is relying on the safe harbor provided by Section 15(f) of the Investment Company Act of 1940 in connection with the sale of its mutual fund asset management business and describe the conditions of such safe harbor.

Response:      Section 15(f) is a non-exclusive safe harbor. To the extent that Section 15(f) is applicable to the proposed Reorganizations, Sentinel intends to rely upon such section and will comply with the requirements set forth therein. The following language has been added to the Joint Proxy Statement/Prospectus under “Reasons for the Reorganizations”: “The Purchase Agreement includes certain agreements by Touchstone Advisors relating to compliance with Section 15(f) of the 1940 Act. The Sentinel Funds Board was aware of these provisions but relied on its own analysis of all relevant factors in connection with its approval of the Reorganizations.”

Comment (8)     If Sentinel is relying on the safe harbor provided by Section 15(f) of the Investment Company Act of 1940, to the extent the Sentinel Funds Board considered the safe harbor conditions (e.g., in the context of considering potential conflicts of interest), please add a discussion under “Information About the Reorganizations—Sentinel Funds Board Approval of the Reorganizations.”

Response:      Please see the response to Comment 7 above.

Comment (9)     With the addition of Class T shares to the filing, please supplementally confirm that Class T shares for both the Target Funds and the Acquiring Funds will be registered with the SEC.

Response:      Sentinel Funds filed a Rule 485(a) post-effective amendment to its Form N-1A registration statement to register Class T shares of the Target Funds on January 30, 2017, which amendment is currently scheduled to become effective on August 11, 2017. For the Acquiring Funds that are Shell Funds, TST filed a Rule 485(a) post-effective amendment to its Form N-1A registration statement to register Class T shares on July 6, 2017, which amendment is currently scheduled to become effective 75 days after filing (i.e., September 19, 2017). For the Acquiring Funds that are Operating Funds, each of TFGT and TST filed a Rule 485(a) post-effective amendment to its Form N-1A registration statement to register Class T shares on July 18, 2017 and July 19, 2017, respectively, which amendments are currently scheduled to become effective 60 days after filing (i.e., September 18, 2017 and September 19, 2017, respectively). At present, it has not been determined whether Class T shares will be issued by the Target Funds prior to the consummation of the Reorganizations, which would necessitate the issuance of Class T shares by the Acquiring Funds in the Reorganizations. If the Target Funds issue Class T shares prior to the consummation of the Reorganizations, the Registrants confirm that the post-effective amendments for Class T shares of the Target Funds and the Acquiring Funds are anticipated to be effective at or prior to the closing of the Reorganizations.

U.S. Securities and Exchange Commission
July 24, 2017

Comment (10)    In footnote 4 on page 9 of the Joint Proxy Statement/Prospectus (and elsewhere in the filing, as applicable), please consider revising the recoupment language to read substantially as follows: “The Fund will make repayments to the Adviser only if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both (1) the expense cap in place when such amounts were waived and (2) the Fund’s current expense cap.”

Response:      The Registrants have revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt Attorney at Law

JCT/cet